===============================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                               --------          --------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No   X
                               --------   --------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

===============================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ST ASSEMBLY TEST SERVICES LTD
                                     By:



                                      /s/ Tan Lay Koon
                                     -------------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : 25 April, 2003

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)


NOTICE OF NINTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Ninth Annual General Meeting of ST Assembly Test Services Ltd (the "Company" or "STATS") will be held at its registered office at 5 Yishun Street 23, Singapore 768442, on May 28, 2003 at 10.00 a.m. to transact the following routine and special businesses:


ROUTINE BUSINESS

(1) To adopt the Audited Accounts of the Company for the financial year ended December 31, 2002, together with the Reports of the Directors and Auditors.

(2)  To re-elect the following Directors each of whom will retire pursuant to:

     (a) Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

          (i)   Mr. Lim Ming Seong
          (ii)  Mr. Teng Cheong Kwee

     (b) Article 99 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

          (i)   Mr. Tan Lay Koon
          (ii)  Mr. Peter Seah Lim Huat
          (iii) Mr. Tay Siew Choon
          (iv)  Mr. Tan Choon Shian

(3)  To consider and, if thought fit, to pass the following resolution:

     "That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles Richard Wofford be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company."

(4) To re-appoint KPMG as Auditors to hold office until the conclusion of the next annual general meeting at a remuneration to be determined by the Board of Directors.

(5) To approve Directors' fees totalling approximately US$380,000 for the financial year ended December 31, 2002 (approximately US$275,000 for the financial year ended December 31, 2001).

SPECIAL BUSINESS

(6) To consider and, if thought fit, to pass, with or without modifications, the following resolutions which will be proposed as ordinary resolutions:


ORDINARY RESOLUTIONS

     (a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50.

          That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.


     (b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50.

          That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

          (i) (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

               (bb) create and issue any further Securities ("Further
                    Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

               (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

          (ii) allot and issue from time to time:

               (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

                (bb) on the same basis as paragraph (ii)(aa) above, such further
                     New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

                (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

          (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

     (c) Authority to Offer and Grant Options and to Allot and Issue Shares Pursuant to the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Share Option Plan").

          That the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the Share Option Plan and to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(7) To consider and, if thought fit, to pass, with or without modifications, the following resolution which will be proposed as a special resolution:

     SPECIAL RESOLUTION

     Amendment to the Articles of Association of the Company.


     That Article 137 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

     "137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed four months (or such other period as may be permitted by the Companies Act)."

(8) To transact any other business as may be properly transacted at any annual general meeting.


BY ORDER OF THE BOARD



CHUA SU LI (Mrs)
Company Secretary
Date : April 25, 2003

NOTES:

(1) A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

(3) The Company is subject to the continuing listing rules of the Nasdaq National Market and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)



PROXY STATEMENT
April 25, 2003


The accompanying proxies are solicited on behalf of the Board of Directors (the "Board") of ST Assembly Test Services Ltd ("STATS"), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), for use at STATS's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held on May 28, 2003, at 10.00 a.m. (Singapore time), at 5 Yishun Street 23, Singapore 768442, or at any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.


SHAREHOLDERS ENTITLED TO NOTICE OF ANNUAL GENERAL MEETING

A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS's Register of Shareholders (Members) as a holder of STATS's ordinary shares, par value S$0.25 per share.

We have mailed the Notice of Annual General Meeting, this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on April 8, 2003. These documents were first mailed to shareholders on or about April 25, 2003.

Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.


QUORUM

Any two or more shareholders holding or representing in aggregate not less than 33 1/3 per cent. of the outstanding ordinary shares of STATS present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.


SHAREHOLDERS ENTITLED TO VOTE

Shareholders who are registered with The Central Depository (Pte) Limited or in STATS's Register of Shareholders (Members) as at forty-eight (48) hours before the time set for the Annual General Meeting shall be entitled to vote at the Annual General Meeting.

At the close of business on March 15, 2003, there were 992,279,775 ordinary shares issued and outstanding.

PROXIES

To be effective, a proxy must be deposited at STATS's registered office located at 5 Yishun Street 23, Singapore 768442, at least forty-eight (48) hours before the time set for the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.

Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked, at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting, by sending a written notice of revocation, a subsequent proxy that is signed by the shareholder giving it or by such shareholder attending the Annual General Meeting and voting in person.


VOTING

On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting.

Ordinary shares represented by duly executed proxies deposited with STATS will be voted at the Annual General Meeting in accordance with shareholders' instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.

On a show of hands, each of the resolutions to be proposed under Proposals 1, 2(a) and 2(b), 4, 5 and 6(a), 6(b) and 6(c) will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting and Proposals 3 and 7 will be duly passed by the affirmative vote of a majority of not less than three-fourths of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed under Proposals 1, 2(a) and 2(b), 4, 5 and 6(a), 6(b) and 6(c) will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held and Proposals 3 and 7 will be duly passed by the affirmative vote of a majority of not less than three-fourths of votes cast at the Annual General Meeting for each ordinary share held.


GENERAL INFORMATION ON SOLICITATION OF PROXIES

The expense of printing and mailing proxy materials will be borne by STATS. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS will request brokers and nominees who hold ordinary shares in their names and Citibank, N.A., the Depositary for STATS's American Depositary Receipts ("ADR") facility to furnish proxy materials to the beneficial owners of the ordinary shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

SUMMARY OF PROPOSALS

Shareholders will be voting on the following proposals at this Annual General
Meeting:

1. Adoption of the Audited Accounts of STATS for the financial year ended December 31, 2002, together with the Reports of the Directors and Auditors.

2. Re-election of Directors retiring by rotation, re-election of Directors appointed as additional Directors and re-appointment of a Director pursuant to Section 153(6) of the Companies Act, Chapter 50.

3. Re-appointment of KPMG as independent auditors and authorisation to the Board to fix their remuneration.

4. Approval of Directors' fees for services rendered for the financial year ended December 31, 2002.

5.   Authority to the Board to allot and issue shares and securities.

6.   Amendment to the Articles of Association of STATS.


PROPOSAL NO. 1

ADOPTION OF THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS

STATS's Annual Report for its financial year ended December 31, 2002 accompanies this Proxy Statement. STATS's financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by an auditors' report from KPMG.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS.


PROPOSAL NO. 2(a)

RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

According to Article 94 of STATS's Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.

Accordingly, pursuant to Article 94 of STATS's Articles of Association, on the date of this Annual General Meeting, Mr. Lim Ming Seong and Mr. Teng Cheong Kwee shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Lim Ming Seong and Mr. Teng Cheong Kwee as Directors.

The biographies of these Directors and a complete listing of all our Directors are provided on pages 8, 9, and 10 of this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. LIM MING SEONG AND MR. TENG CHEONG KWEE AS DIRECTORS OF STATS.


PROPOSAL NO. 2(b)

RE-ELECTION OF DIRECTORS WHO HAVE BEEN APPOINTED AS ADDITIONAL DIRECTORS

According to Article 99 of STATS's Articles of Association, the Board shall have the power to appoint any person to be a Director to fill a casual vacancy or as an additional director. Any person so appointed shall hold office only until the next annual general meeting. He shall then be eligible for re-election.

Pursuant to Article 99 of STATS's Articles of Association, the Board appointed Mr. Tan Lay Koon on June 26, 2002, Mr. Peter Seah Lim Huat, Mr. Tay Siew Choon and Mr. Tan Choon Shian on July 15, 2002 as additional Directors of the Board.

Accordingly, Mr. Tan Lay Koon, Mr. Peter Seah Lim Huat, Mr. Tay Siew Choon and Mr. Tan Choon Shian's appointments as Directors on the Board will expire on the date of this Annual General Meeting. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Tan Lay Koon, Mr. Peter Seah Lim Huat, Mr. Tay Siew Choon and Mr. Tan Choon Shian as Directors.

The biographies of these Directors and a complete listing of all our Directors are provided on pages 8, 9 and 10 of this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. TAN LAY KOON, MR. PETER SEAH LIM HUAT, MR. TAY SIEW CHOON AND MR. TAN CHOON SHIAN AS DIRECTORS OF STATS.


PROPOSAL NO. 3

RE-APPOINTMENT OF MR. CHARLES RICHARD WOFFORD PURSUANT TO SECTION 153(6) OF THE COMPANIES ACT, CHAPTER 50

Section 153(1) of the Companies Act provides that, subject to the provisions of
Section 153, no person of or over the age of 70 years shall be appointed or act as a director of a public company or of a subsidiary of a public company. Under
Section 153(2), the office of a director of a public company or of a subsidiary of a public company shall become vacant at the conclusion of the annual general meeting commencing next after he attains the age of 70 years. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company by the passing of a resolution (of which no shorter notice than that required to be given to the shareholders of the company of an annual general meeting has been duly given) by a majority of not less than three-fourths (3/4) of such shareholders of the company as being entitled to do so voting in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.

Mr. Charles Richard Wofford attained the age of 70 years on February 16, 2003. Accordingly, pursuant to Section 153(2) of the Companies Act, his office as a Director will, subject to the actions taken as described in Section 153(6) of the Companies Act, become vacant at the conclusion of this Annual General Meeting.

Mr. Wofford is offering himself up for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS to re-appoint Mr. Charles Richard Wofford as a Director.

The biography of Mr. Charles Richard Wofford and a complete listing of all our Directors are provided on pages 8 and 9 of this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF MR. CHARLES RICHARD WOFFORD AS A DIRECTOR TO HOLD SUCH OFFICE FROM THE DATE OF THIS ANNUAL GENERAL MEETING UNTIL THE NEXT ANNUAL GENERAL MEETING.


PROPOSAL NO. 4

RE-APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS AND AUTHORISATION TO THE BOARD TO FIX THEIR REMUNERATION

The Board intends to engage KPMG as STATS's independent auditors to perform the audit of its financial statements for the financial year 2003. KPMG has audited STATS's financial statements since STATS was incorporated. The Board expects that a representative of KPMG will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. KPMG has consented to act as auditors for the financial year 2003.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF KPMG AS AUDITORS OF STATS TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORISATION TO THE BOARD TO FIX THEIR REMUNERATION.


PROPOSAL NO. 5

APPROVAL OF DIRECTORS' FEES FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

In accordance with Article 81 of STATS's Articles of Association, shareholders are requested to approve the payment of Directors' fees of up to approximately US$380,000 (approximately S$646,740) for services rendered during the financial year ended December 31, 2002. As at December 31, 2002, we had thirteen directors (including two alternate directors) on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2001, STATS paid Directors' fees totaling approximately US$275,000 (approximately S$500,467).

Directors' fees for the financial year ended December 31, 2002 represented an increase of 38% over Directors' fees for the financial year ended December 31, 2001. The proposed Directors' fees for 2002 are higher due partly to the increase in compensation for Mr. Charles Richard Wofford commensurate with his added responsibilities as Chairman of the Board to which he was appointed in August 2002, additional attendance fees paid to two Board members for attending meetings to review specific business interests of our Company and the provision of directors' fees for a full year in 2002 for two directors, namely, Mr. William J. Meder and Mr. Richard John Agnich, who, being appointed to the Board in the latter half of 2001, were each paid pro-rated directors' fees for the financial year ended December 31, 2001.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF DIRECTORS' FEES TOTALING US$380,000 (APPROXIMATELY S$646,740) FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002.


PROPOSALS NO. 6(a), (b) AND (c)

AUTHORITY TO THE BOARD TO CREATE, ALLOT AND ISSUE SHARES AND SECURITIES

Under the Companies Act, the Directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.

Shareholders' approval is sought to authorise the Board to issue shares during the period from this Annual General Meeting to the date of the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of STATS to be held in year 2004.

The requirement for shareholders' approval under the Companies Act extends to the issue of shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for shares of STATS or to purchase from STATS other securities issued or to be issued by STATS, debt securities and securities which are convertible into, exchangeable for, or exercisable for shares, shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS, as well as shares to be issued pursuant to the exercise of options under the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Share Option Plan").

Shareholders' approval is also sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS which would or might require the issue of shares, and the issuance of shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the Share Option Plan.

In summary, the shareholders are requested to authorise the Board to:

(i) under Proposal 6(a), allot and issue shares in the capital of STATS pursuant to Section 161 of the Companies Act;

(ii) under Proposal 6(b), create and issue securities and to allot and issue shares in the capital of STATS in connection therewith pursuant to Section 161 of the Companies Act; and

(iii) under Proposal 6(c), offer and grant options and to allot and issue shares in the capital of STATS pursuant to the exercise of options under the Share Option Plan.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NOS. 6(a), (b) AND (c) AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.


PROPOSAL NO. 7

AMENDMENT TO ARTICLE 137 OF THE ARTICLES OF ASSOCIATION OF STATS

In order to reflect the current requirements under the Companies Act, Article 137 of STATS's Articles of Association is proposed to be altered so as to provide that the interval between the close of a financial year of STATS and the issue of its accounts shall not be more than four months (or such other period as may be permitted by the Companies Act).

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION SET OUT UNDER PROPOSAL NO. 7, AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.


OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

The following table sets forth the name, age (as at February 15, 2003) and position of each director:

NAME                                         AGE                   POSITION
----                                         ---                   --------
Charles Richard Wofford(1)(2)(3)              69     Chairman of the Board of Directors
Lim Ming Seong(3)(4)                          55     Deputy Chairman of the Board of Directors
Tan Lay Koon(5)                               44     Director, President & Chief Executive Officer
Peter Seah Lim Huat(6)(7)                     56     Director
Tay Siew Choon(7)(8)(9)                       55     Director
Tan Choon Shian(7)                            36     Director
Koh Beng Seng(10)                             52     Director
Steven Hugh Hamblin(9)(10)                    54     Director
Teng Cheong Kwee(11)                          49     Director
William J. Meder(8)                           62     Director
Richard John Agnich(10)                       59     Director
Gan Chee Yen(7)(12)                           43     Alternate Director to Tay Siew Choon
Lai Yeow Hin(7)(12)                           38     Alternate Director to Tan Choon Shian

(1)  Appointed on August 1, 2002 as Chairman of the Board.
(2)  Chairman of the Executive Committee.
(3)  Member of the Executive Resource & Compensation Committee.
(4)  Chairman of the Budget Committee.
(5)  Appointed on June 26, 2002.
(6)  Chairman of the Executive Resource & Compensation Committee.
(7)  Appointed on July 15, 2002.
(8)  Member of the Budget Committee.
(9)  Member of the Executive Committee.
(10) Member of the Audit Committee.
(11) Chairman of the Audit Committee.
(12) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

The Board of Directors held four meetings in person and one meeting by teleconference in 2002. The average attendance by directors at Board meetings they were scheduled to attend was 86%.

There are no family relationships among any of our directors, senior management or substantial shareholders, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. Lim Ming Seong is Corporate Advisor, Peter Seah Lim Huat is President & Chief Executive Officer, Tay Siew Choon is Managing Director/Chief Operating Officer and Gan Chee Yen is Director, Finance of our parent, Singapore Technologies Pte Ltd.

BOARD OF DIRECTORS

CHARLES RICHARD WOFFORD
Charles Richard Wofford was appointed to our Board of Directors in February 1998. Mr. Wofford was re-elected to our Board of Directors in 2000 and was subsequently appointed Chairman of the Board of Directors in August 2002. He is presently a Director of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.


LIM MING SEONG
Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. Mr. Lim is the Corporate Advisor of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. Since joining Singapore Technologies Pte Ltd in December 1986, he has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University, respectively.


TAN LAY KOON
Tan Lay Koon was appointed our President and Chief Executive Officer on June 26, 2002. He was appointed to the Board of Directors on the same date. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining our company, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.


PETER SEAH LIM HUAT
Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. Mr. Seah was appointed as a Director of Singapore Technologies Pte Ltd in May 1997 and is currently the President and Chief Executive Officer of Singapore Technologies Pte Ltd, a position he has held since December 1, 2001. He was with Overseas Union Bank Limited from 1977 to 2001. He held several senior positions during that time, becoming its President and Chief Executive Officer in 1991. He retired as Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited on September 30, 2001. Mr. Seah received his Bachelor of Business Administration (Honors) from the former University of Singapore in 1968.


TAY SIEW CHOON
Tay Siew Choon was appointed to our Board of Directors in July 2002. He is currently the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd and Deputy Chairman and CEO of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Singapore Technologies Pte Ltd. He is also the Chairman of Singapore Computer Systems Ltd, SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Ltd. He is also a board member of Singapore Technologies Pte Ltd, SembCorp Industries Ltd, Chartered Semiconductor Manufacturing and ST Telemedia Pte Ltd. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the

Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.


TAN CHOON SHIAN
Tan Choon Shian was appointed to our Board of Directors in July 2002. Mr. Tan is currently the Director, Electronics and Precision Engineering Cluster and Director, International Operations (Japan) of the Economic Development Board, a position he has held since January 2002. He joined the Economic Development Board in 1992 and has held several other senior positions. In 1995, he became the Director of the Economic Development Board's centre in Tokyo, where he was concurrently the First Secretary (Industry) of the Singapore Embassy in Japan. In December 1998, he completed his Tokyo assignment as the Economic Development Board's Regional Director, Japan (East). Mr. Tan received his Bachelor of Science (Information Science) from the University of Tokyo in 1992 and his Master of Science (Management) from Stanford University in 2000.


KOH BENG SENG
Koh Beng Seng was appointed to our Board of Directors in February 1999 and was re-elected to our Board of Directors in 2002. He is currently the Deputy President and a Director of United Overseas Bank Limited. Mr. Koh is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. He received his Bachelor of Commerce (First Class Honors) from the former Nanyang University and his Master of Business Administration from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.


STEVEN HUGH HAMBLIN
Steven Hugh Hamblin was appointed to our Board of Directors in June 1998 and was re-elected to our Board of Directors in 2002. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.


TENG CHEONG KWEE
Teng Cheong Kwee was appointed to our Board of Directors in January 2001 and was re-elected to our Board of Directors in May of that year. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited. Mr. Teng has more than 20 years of experience in the finance industry. He is an Executive Director of Pheim Asset Management (Asia) Private Limited, a licensed fund management company in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), First Class Honors and Bachelor of Commerce from the University of Newcastle, Australia.


WILLIAM J. MEDER
William J. Meder was appointed to our Board of Directors in June 2001 and was re-elected to our Board of Directors in 2002. He has 38 years of experience in electronics manufacturing, technology and business management, 33 of which were with Motorola. He runs a consulting firm and currently consults for Motorola Inc., on semiconductor issues and several other multinational companies in the area of business and manufacturing management. Mr. Meder is Chairman of the Board for Leshan Phoenix, a China-U.S. joint venture, and a member of the Board for PSI Technologies. He also teaches Business and Manufacturing Strategy for the Chinese Government. He received his Bachelor of Science (Metallurgical Engineering) from Oklahoma University and Master (Materials Science) from Washington University in St. Louis.


RICHARD JOHN AGNICH
Richard John Agnich was appointed to our Board of Directors in October 2001 and was re-elected to our Board of Directors in 2002. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is a past president of the Association of General Counsel, has written on corporate governance and has been a seminar leader and speaker at programs of the Stanford Law School and the SMU Law School. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his BA in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.


GAN CHEE YEN
Gan Chee Yen was appointed Alternate Director to Tay Siew Choon upon relinquishing his appointment as Alternate Director to Premod Paul Thomas in July 2002. Mr. Gan has been in the finance and accounting field for more than 18 years and is currently the Director, Finance of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore. He also participated in the Program for Management Development at the Harvard Business School in September 2001.


LAI YEOW HIN
Lai Yeow Hin was appointed Alternate Director to Tan Choon Shian upon relinquishing his appointment as Alternate Director to Liow Voon Kheong in July 2002. Mr. Lai started his career with the Singapore Economic Development Board in 1990. He is currently the Senior Manager, Investments of EDB Investments Pte. Ltd. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).


COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

The Audit Committee currently consists of four members, all of whom are non-executive directors. They are Teng Cheong Kwee (Chairman), Steven Hugh Hamblin, Koh Beng Seng and Richard John Agnich. Mr. Hamblin stepped down as Chairman of the Audit Committee on January 28, 2003 but remains a member, when he was appointed to the Executive Committee, which was established on the same date. Mr. Wofford was a member of the Audit Committee until January 28, 2003 when he was appointed Chairman of the Executive Committee on the same date. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors, reviews and evaluates our administrative, operating and internal accounting controls, reviews material related party transactions, and reviews the integrity of the financial information presented to our shareholders. Under Singapore law, only board members of a company may serve on its Audit Committee.

The Audit Committee held four meetings in 2002.


EXECUTIVE RESOURCE & COMPENSATION COMMITTEE

The Executive Resource & Compensation Committee currently consists of Peter Seah Lim Huat (Chairman), Charles Richard Wofford and Lim Ming Seong.

The Executive Resource & Compensation Committee oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet our current and future growth plans. Specifically, the Executive Resource & Compensation Committee establishes compensation policies and incentive programs for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and younger talented executives.

The Executive Resource & Compensation Committee held four meetings in 2002.


BUDGET COMMITTEE

The Budget Committee currently consists of Lim Ming Seong (Chairman), Tay Siew Choon and William J. Meder. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

The Budget Committee held six meetings in 2002.


EXECUTIVE COMMITTEE

The Executive Committee, which was formed on January 28, 2003, currently consists of Charles Richard Wofford (Chairman), Tay Siew Choon and Steven Hugh Hamblin.

The main objective of the Executive Committee is to enable the Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by the Board.

SENIOR MANAGEMENT

The following table sets forth the name and age (as of February 15, 2003) and position of each member of our current Senior Management:

NAME                                         AGE              POSITION
----                                         ---              --------
Suh Tae Suk                                   55     Chief Operating Officer
Pearlyne Wang                                 48     Acting Chief Financial Officer
Han Byung Joon                                43     Chief Technology Officer
Jeff Osmun                                    39     Vice President, Worldwide Sales
Ng Tiong Gee                                  40     Chief Information Officer


SUH TAE SUK
Suh Tae Suk joined us in September 2002 as our Chief Operating Officer. Mr. Suh has amassed 29 years of experience in the semiconductor industry. Prior to joining us, he served as Managing Director of Philips Semiconductor Thailand from 1996 to September 2002 and as General Manager of Philips Semiconductor Philippines from 1995 to 1996. From 1973 to 1992, Mr. Suh was with Philips Korea where he last served as Staffing Director of Assembly Operations. He received his Bachelor of Business Administration from Kyung Hee University in 1974.


PEARLYNE WANG
Pearlyne Wang joined us in April 2000. In June 2002, Ms. Wang was appointed acting Chief Financial Officer. Before assuming her current post, she had held the position of Vice President, Finance and, prior to that, was our Financial Controller. From 1980 to 2000, she was with McDermott South East Asia Pte. Ltd and served as its Regional Head of Finance (Far East Operations) from 1996 to early 2000. From 1973 to 1980, Ms. Wang held various accounting positions at Esso Singapore Pte. Ltd. She received her CPA from the Association of Certified Chartered Accountants, UK and is a member of the Institute of Certified Public Accountants, Singapore (ICPAS).


HAN BYUNG JOON
Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining our company, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.


JEFFREY R. OSMUN
Jeffrey R. Osmun was appointed Vice President, Worldwide Sales & Marketing and President, U.S. Operations in September 2002. Mr. Osmun joined us in September 1999 as Director of Sales, U.S. Central Region and was later appointed Vice President, North American Sales. Prior to that, he served as National Sales Manager of Kyocera America Inc. and, before that, held the post of Director of Development - College of Engineering and Applied Sciences for Lehigh University. Mr. Osmun received his Bachelor of Science in Mechanical Engineering from Lehigh University in 1985.


NG TIONG GEE
Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational's IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components

(now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Compaq. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master's Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.


COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

In 2002, the aggregate amount of compensation and bonus paid by our company to all our directors and senior management was approximately $2.9 million broken down as follows:

                                                                 EXECUTIVE         NON EXECUTIVE
                                                                 DIRECTORS          DIRECTORS(1)        TOTAL(2)
                                                                 ---------         --------------      ----------
Charles Richard Wofford                                                               $75,000          $  75,000
Lim Ming Seong                                                                         48,000             48,000
Tan Lay Koon                                                      $287,226                               287,226
Harry Hooshang Davoody(3)                                          686,612                               686,612
Tan Bock Seng(4)                                                    49,147                               305,015
Peter Seah Lim Huat                                                                    15,840             15,840
Tay Siew Choon                                                                         11,250             11,250
Tan Choon Shian                                                                         2,628              2,628
Koh Beng Seng                                                                          28,410             28,410
Steven Hugh Hamblin                                                                    57,590             57,590
Teng Cheong Kwee                                                                       29,000             29,000
William J. Meder                                                                       45,000             45,000
Richard John Agnich                                                                    45,000             45,000
Premod Paul Thomas(5)                                                                  13,540             13,540
Liow Voon Kheong(5)                                                                     3,110              3,110
Senior Management (excluding Executive Directors) as a group                                           1,197,202
                                                                                                      ----------
                                                                                                      $2,850,423
                                                                                                      ==========

(1) We will seek approval at our annual general meeting in 2003 for the payment of directors' fees of approximately $380,000 for the financial year ended December 31, 2002.
(2) No compensation was given in the form of stock options. For more information on share options granted to our directors and senior management, see "--E. Share Ownership for Directors and Senior Management."
(3) Includes a sum of $337,270 in recognition of Mr. Davoody's past services to our company. In addition, the Company approved his retention of 300,000 of the share options granted to him during the term of his employment. Mr. Davoody resigned on June 26, 2002.
(4) Includes payment of approximately $256,000 for services as advisor to our Board of Directors from January 8 to July 31, 2002. Does not include the payment of $1.0 million by our controlling shareholder, Singapore Technologies Pte Ltd, to Mr. Tan Bock Seng. This amount was charged to our income statement as compensation expense and added to our shareholders' equity as "Additional Paid-in Capital" and did not involve any cash outlay from us. Mr. Tan resigned on August 1, 2002.
(5)  Resigned on July 15, 2002.

We have provided to our directors and officers customary director or officer insurance, as appropriate.

As of December 31, 2002, we had thirteen directors (including two alternate directors) on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2001, we paid directors' fees totaling $275,000. We will seek approval at our annual general meeting in 2003 for the payment of directors' fees of approximately $380,000 for the financial year ended December 31, 2002. The increase was due partly to the increase in compensation for Mr. Charles Richard Wofford commensurate with his added responsibilities as Chairman of the Board to which he was appointed in August 2002, additional attendance fees paid to two Board members for attending meetings to review specific business interests of our Company and the provision of directors' fees for a full year in 2002 for two directors, namely, Mr. William J. Meder and Mr. Richard John Agnich, who, being appointed to the Board in the latter half of 2001, were each paid pro-rated directors' fees for the financial year ended December 31, 2001.

Non-executive directors receive directors' fees, except that the directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. Executive directors do not receive any directors' fees.

Our company does not have any pension, retirement or other similar post-retirement benefits, other than the defined contribution plans required by local regulations and described below.

Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. Our total expenses under this plan were $2.4 million for 2000, $2.7 million for 2001 and $3.0 million for 2002.

Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan's assets in meeting the benefits accrued to the participating staff. Our total pension plan expenses for the period from August 21, 2001 (the date we acquired Winstek) to December 31, 2001 and for the year ended December 31, 2002 were approximately $39,000 and $24,000, respectively.

STATS Inc and FastRamp also have a 401(k) savings plan covering substantially all of our U.S. employees. We contribute up to 6% of eligible employee compensation at the rate of 50% of employee contributions deferred to the 401
(k) plan. Our Company's matching contributions under the 401 (k) plan were $140,000 in 2000, $131,000 in 2001 and $186,000 in 2002.

SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to our directors and senior management's beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of February 15, 2003, based on an aggregate of 992,279,775 ordinary shares outstanding as of such date.

Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                                ORDINARY SHARES(1)
                                                                BENEFICIALLY OWNED
                                                                ------------------
DIRECTORS                                                         NUMBER   PERCENT
---------                                                       ---------  -------
Charles Richard Wofford                                           168,332      *
Lim Ming Seong                                                     40,000      *
Tan Lay Koon                                                      632,800      *
Harry Hooshang Davoody                                            300,000      *
Tan Bock Seng                                                   4,766,218
Peter Seah Lim Huat                                                     -
Tay Siew Choon                                                      4,000      *
Tan Choon Shian                                                         -
Koh Beng Seng                                                     148,332      *
Steven Hugh Hamblin                                               158,332      *
Teng Cheong Kwee                                                   16,666      *
William J Meder                                                     8,666      *
Richard John Agnich                                                 6,666      *
Premod Paul Thomas                                                132,000
Liow Voon Kheong                                                        -
Gan Chee Yen                                                       65,000      *
Lai Yeow Hin                                                            -
All directors and senior management(2) as a group               7,974,712    0.8%

* Beneficial ownership of less than 1% of our outstanding ordinary shares.
(1) All our ordinary shares have identical rights in all respects and rank equally with one another.
(2)  Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of February 15, 2003:

                                   NUMBER OF ORDINARY SHARES       PER SHARE
                                    ISSUABLE ON EXERCISE OF      EXERCISE PRICE                EXERCISABLE
                                            OPTION                     S$                        PERIOD
                                   -------------------------     --------------                -----------
Charles Richard Wofford                               25,000               0.42         02/09/2000 to 12/09/2004
                                                      20,000               0.25         02/09/2000 to 06/11/2004
                                                      20,000              3.554         02/09/2000 to 11/21/2004
                                                      40,000               6.93         04/20/2001 to 04/19/2005
                                                      50,000              1.592         04/24/2002 to 04/23/2006
                                                      70,000              2.885         04/29/2003 to 04/28/2007

Lim Ming Seong                                       200,000              1.592         04/24/2002 to 04/23/2011
                                                      70,000              2.885         04/29/2003 to 04/28/2007

Tan Lay Koon                                         500,000               6.93         04/20/2001 to 04/19/2010
                                                     700,000              2.826         10/19/2001 to 10/18/2010
                                                     449,000              1.592         04/24/2002 to 04/23/2011
                                                     325,000              2.885         04/29/2003 to 04/28/2012
                                                   2,000,000                2.2         06/26/2003 to 06/25/2012

Tan Bock Seng                                      1,600,000              3.554         02/09/2000 to 11/21/2009
                                                   1,000,000               6.93         04/20/2001 to 04/19/2010
                                                   1,972,000              1.592         04/24/2002 to 04/23/2011
                                                   5,000,000              2.294         12/20/2002 to 12/19/2011

Harry Hooshang Davoody                               300,000              2.422         01/09/2003 to 01/07/2007

Koh Beng Seng                                         10,000               0.25         02/09/2000 to 12/09/2004
                                                      50,000              3.554         02/09/2000 to 11/21/2004
                                                      40,000               6.93         04/20/2001 to 04/19/2005
                                                      50,000              1.592         04/24/2002 to 04/23/2006
                                                      50,000              2.885         04/29/2003 to 04/28/2007

Steven Hugh Hamblin                                   10,000               0.25         02/09/2000 to 12/09/2004
                                                      20,000               0.25         02/09/2000 to 06/11/2004
                                                      30,000              3.554         02/09/2000 to 11/21/2004
                                                      40,000               6.93         04/20/2001 to 04/19/2005
                                                      50,000              1.592         04/24/2002 to 04/23/2006
                                                      70,000              2.885         04/29/2003 to 04/28/2007

Teng Cheong Kwee                                      50,000              1.592         04/24/2002 to 04/23/2006
                                                      50,000              2.885         04/29/2003 to 04/28/2007

William J Meder                                       20,000              1.624         07/23/2002 to 07/22/2006
                                                      50,000              2.885         04/29/2003 to 04/28/2007

Richard John Agnich                                   20,000              1.298         10/23/2002 to 10/22/2006
                                                      50,000              2.885         04/29/2003 to 04/28/2007

                                   NUMBER OF ORDINARY SHARES       PER SHARE
                                    ISSUABLE ON EXERCISE OF      EXERCISE PRICE                EXERCISABLE
                                            OPTION                     S$                        PERIOD
                                   -------------------------     --------------                -----------
Premod Paul Thomas                                    12,500               0.42         12/10/1999 to 12/09/2009
                                                       7,500               0.25         12/10/1999 to 12/09/2009
                                                      16,000              3.554         02/09/2000 to 11/21/2009
                                                      40,000               6.93         04/20/2001 to 04/19/2010
                                                      50,000              1.592         04/24/2002 to 04/23/2011
                                                      50,000              2.885         04/29/2003 to 04/28/2012

Gan Chee Yen                                          20,000              3.554         02/09/2000 to 11/21/2009
                                                      40,000               6.93         04/20/2001 to 04/19/2010
                                                      20,000              1.592         04/24/2002 to 04/23/2011
                                                      20,000              2.885         04/29/2003 to 04/28/2012


SHARE OPTION PLAN

Effective as of May 28, 1999, our company adopted the ST Assembly Test Services Ltd Share Option Plan 1999, or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company through the grant of options to purchase ordinary shares of our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under
Section 422 of the United States Internal Revenue Code.

The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 150 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for future grants of options under the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

The Share Option Plan is administered by the Executive Resource & Compensation Committee. Employees, outside directors and consultants of our company and any of our affiliates (including our parent and any of our subsidiaries) are eligible to be granted options except that: (i) employees of our affiliates, and any participant who is an outside director or consultant is not eligible to be granted incentive stock options; and (ii) employees, outside directors and consultants of our affiliates other than our parent or any of our subsidiaries who are residents of the United States are not eligible to participate in our Share Option Plan.

An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible to be granted incentive stock options unless the exercise price of the option is at least 110% of the fair market value of the underlying shares on the date of grant and the option by its terms is not exercisable after five years from the date of grant.

The exercise price of an incentive stock option may not be less than 100% of the fair market value of the underlying shares on the date of grant. In no event may the exercise price of an option be less than the par value of the underlying shares.

Options granted to persons other than officers, outside directors and consultants become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. No option that has an exercise price equal to or greater than the fair market value of the underlying shares on the date of grant may be exercisable prior to the first anniversary of the date of grant. No option that has an exercise price that is less than the fair market value of the underlying shares on the date of grant may be exercisable prior to the second anniversary of the date of grant.

The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the Share Option Plan.

Each option granted under the Share Option Plan is evidenced by a share option agreement and the term of options may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee may exercise all or part of the optionee's options at any time before expiration of such options but only to the extent that such options had become exercisable before the termination of service (or become exercisable as a result of the termination), unless otherwise determined by the Board of Directors in its sole discretion. The balance of such options shall lapse when the optionee's service terminates.

The Executive Resource & Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an outstanding option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option. Options are generally not transferable under the Share Option Plan.

In the event of certain changes in our capitalization, the Executive Resource & Compensation Committee is required to make appropriate adjustments in one or more of the number of the following: (i) shares available for future grants under the Share Option Plan, (ii) the number of shares covered by each outstanding option and (iii) the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

Unless terminated earlier by the Executive Resource & Compensation Committee, the Share Option Plan will terminate automatically in accordance with its terms on May 28, 2009. The Executive Resource & Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

As of February 15, 2003, options to purchase an aggregate of 53,975,695 ordinary shares were accepted and outstanding, out of which 11,848,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to December 2012.

In 2003 we expect to grant to our directors, officers and employees additional options under the Share Option Plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.

SHAREHOLDINGS AND SHARE TRADING

The following table sets forth certain information regarding the ownership of our ordinary shares as of February 15, 2003 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                                Number of Shares                 Percentage(2)
Name of Beneficial Owner                                      Beneficially Owned            Beneficially Owned
------------------------                                      ------------------            ------------------
Singapore Technologies Pte Ltd(1)                                    511,532,398                        51.55%
Singapore Technologies Semiconductors Pte Ltd(1)                     200,695,652                        20.23%

(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of the ordinary shares of Singapore Technologies Pte Ltd, and owns 100% of Singapore Technologies Holdings Pte Ltd, which owns the remaining 21.4% of the ordinary shares of Singapore Technologies Pte Ltd and all of the 50,000 issued preference shares of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.

(2) Based on an aggregate 992,279,775 ordinary shares outstanding as of February 15, 2003.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

As of February 15, 2003, 219,240 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 35 holders of record with addresses in the United States. As of the same date 442,924 of our ADSs (representing 4,429,240 ordinary shares), representing 0.45% of our outstanding shares, were held by a total of 5 registered holders of record with addresses in the United States. Because many of our ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADRs is substantially higher.

On February 15, 2003, the closing price of our ordinary shares, on the SGX-ST was $1.18 per ordinary share and the closing price of our ADSs on Nasdaq was $6.54 per ADS.


CERTAIN TRANSACTIONS

STATS is part of the Singapore Technologies group. The Singapore Technologies group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following core business groups: Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. Other companies in the Singapore Technologies group include Chartered Semiconductor Manufacturing Ltd or, Chartered, one of our major customers.

Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. As of February 15, 2003, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited.

STATS engages in transactions with companies in the Singapore Technologies Group in the normal course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered for its wafer, sort assembly and test services in March 2000. The term of this agreement, which expires in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment for Chartered to purchase or for us to supply services covered thereunder.

In October 2001, we gave a guarantee on behalf of our subsidiary, STATS Inc., for the lease by STATS Inc. of its office in California in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums that may be required to be paid under the lease. The largest amount that we guaranteed in 2002 under this agreement was $4.6 million. As of December 31, 2002, the amount outstanding under this guarantee was $3.7 million.

We entered into a long-term loan agreement with EDB on June 5, 1998 for a sum of S$90.0 million. The largest amount outstanding in 2002 was $28.1 million and $14.8 million was outstanding as of December 31, 2002. The loan is denominated in Singapore dollars and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board, a statutory board of the Government of Singapore. The prevailing interest rate declared by the Central Provident Fund Board was 2.5% at December 31, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending on September 1, 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us, without prior consent from EDB, from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of our company, in each case without prior lender consent.

We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing and Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$110,745 ($63,647) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

In the year ended December 31, 2002, we paid a management fee of $1.1 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into on December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with Singapore Technologies Pte Ltd approximates the cost of providing these services.

Effective January 8, 2002, we appointed Tan Bock Seng as advisor to our Board of Directors. Under the terms of the appointment, we agreed to pay him a monthly fee of S$60,000 (approximately $32,000), which we believed to be a commercially reasonable amount, and to continue to extend to him certain benefits that were extended to him as our Chief Executive Officer at the time of his retirement on January 8, 2002. The appointment was for a period of one year subject to renewal on an annual basis and could have been terminated by either party by giving one month's notice. In the event we terminated the appointment within two years from January 8, 2002 or if we did not renew the appointment during that period, we agreed to pay him a fixed sum of S$1.5 million (approximately $811,000). In addition, in the event the company successfully completed a major acquisition or investment during the term of his service, Mr. Tan would have been entitled to S$500,000 (approximately $270,000) for the first successful transaction and S$250,000 (approximately $135,000) for the second successful transaction, as well as a bonus amounting to a 1% share of a formula-based attributable economic value added amount in the event the transaction contributes positively to our economic value added results. Effective August 1, 2002, the above-mentioned arrangement was terminated by Mr. Tan in accordance with the terms of the appointment. His termination notice, including a confirmation that he had no further claims against the company in respect of compensation, was accepted by us. During the course of the appointment, Mr. Tan received a total of S$465,423 (approximately $256,000) from us as compensation for his services. In recognition of his services, our controlling shareholder, Singapore Technologies Pte Ltd, made a payment of S$1.8 million (approximately $1.0 million) to Mr. Tan in August 2002. This amount is charged to our income statement as compensation expense and added to our shareholder's equity as "Additional Paid-in Capital" as it does not involve any cash outlay by us.

Upon Mr. Davoody's resignation as our President and Chief Executive Officer on June 26, 2002, we paid him $337,270 for his past services to our company. We also approved his retention of 300,000 of the share options granted to him during his employment.

In November 2002, we executed a letter of charge and set-off in favor of United Overseas Bank Ltd Taipei Branch, ("UOB Taipei"), in connection with a working capital loan facility of US$19.0 million granted by UOB Taipei to our subsidiary, Winstek, of which US$3.5 million has been drawn down. The loan facility provides for interest at the rate of 7.93% per annum payable every quarter. Under the terms of the letter of charge and set-off, we are required to make deposits as cash collateral for the loan to Winstek in an amount equal to the amount drawn down with UOB Taipei and its branches. We may not withdraw or otherwise transfer or encumber these deposits without the consent of UOB Taipei as long as the loan is outstanding. As at December 31, 2002, the amount deposited was US$3.5 million under this agreement.

We participate in a ST cash management program managed by a bank. Under this program, cash balances are pooled with other companies in the Singapore Technologies Group. The daily cash surpluses or shortfalls of the companies within the pool earn or bear interest at prevailing interest rates. From time to time, we deposit excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies. Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

Generally, all new material related party transactions among us and our officers, directors, principal shareholders and their affiliates require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of the Board of Directors.

ST ASSEMBLY TEST SERVICES LTD                 ----------------------------------
(Incorporated in the Republic of Singapore)   IMPORTANT
                                              1. For Investors who have used
                                                 their CPF moneys to buy shares
                                                 of ST Assembly Test Services
                                                 Ltd, the Annual Report 2002 is
                                                 forwarded to them at the
                                                 request of their CPF Approved
                                                 Nominees and is sent solely FOR
                                                 INFORMATION ONLY.
PROXY FORM                                    2. This Proxy Form is not valid
- NINTH ANNUAL GENERAL MEETING                   for use by CPF Investors and
                                                 shall be ineffective for all
                                                 intents and purposes if used or
                                                 purported to be used by them.
                                              3. CPF Investors who wish to vote
                                                 should contact their CPF
                                                 Approved Nominees.
                                              ----------------------------------


I/We,____________________________________________________(Name) of______________
________________________________________________(Address) being a shareholder(s)
of ST ASSEMBLY TEST SERVICES LTD (the "Company") hereby appoint :-

--------------------------------------------------------------------------------
Name           Address                  NRIC/Passport No.      Proportion of
                                                               Shareholding(%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
*and/or
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Ninth Annual General Meeting ("Ninth AGM") of the Company to be held at 5 Yishun Street 23, Singapore 768442 on May 28, 2003 at 10.00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Ninth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Ninth AGM).


--------------------------------------------------------------------------------
NO.   ROUTINE BUSINESS - ORDINARY RESOLUTIONS                  FOR     AGAINST
--------------------------------------------------------------------------------
1     To adopt the Audited Accounts of the Company for
      the year ended December 31, 2002, together with
      the Reports of the Directors and Auditors.
--------------------------------------------------------------------------------
2(a)  (i)   To re-elect Mr. Lim Ming Seong as a Director
            of the Company pursuant to Article 94 of the
            Company's Articles of Association.
      --------------------------------------------------------------------------
      (ii)  To re-elect Mr. Teng Cheong Kwee as a Director
            of the Company pursuant to Article 94 of the
            Company's Articles of Association.
--------------------------------------------------------------------------------
2(b)  (i)   To re-elect Mr. Tan Lay Koon as a Director of
            the Company pursuant to Article 99 of the
            Company's Articles of Association.
      --------------------------------------------------------------------------
      (ii)  To re-elect Mr. Peter Seah Lim Huat as a
            Director of the Company pursuant to Article 99
            of the Company's Articles of Association.
      --------------------------------------------------------------------------
      (iii) To re-elect Mr. Tay Siew Choon as a Director
            of the Company pursuant to Article 99 of the
            Company's Articles of Association.
      --------------------------------------------------------------------------
      (iv)  To re-elect Mr. Tan Choon Shian as a Director
            of the Company pursuant to Article 99 of the
            Company's Articles of Association.
--------------------------------------------------------------------------------
3     To re-appoint Mr. Charles Richard Wofford as a
      Director of the Company pursuant to Section 153(6)
      of the Companies Act, Chapter 50.
--------------------------------------------------------------------------------
4     To re-appoint KPMG as Auditors and to authorise the
      Directors to fix their remuneration.
--------------------------------------------------------------------------------
5     To approve Directors' fees totalling approximately
      US$380,000 for the year ended December 31, 2002.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       SPECIAL BUSINESS - ORDINARY RESOLUTIONS                FOR     AGAINST
--------------------------------------------------------------------------------
6(a)   To authorise the Directors to issue shares in the
       capital of the Company pursuant to Section 161 of
       the Companies Act, Chapter 50.
--------------------------------------------------------------------------------
6(b)   To authorise the Directors to create and issue
       securities and to issue shares in the capital of
       the Company in connection therewith pursuant to
       Section 161 of the Companies Act, Chapter 50.
--------------------------------------------------------------------------------
6(c)   To authorise the Directors to offer and grant
       options and to issue shares in the capital of the
       Company pursuant to the exercise of options under
       the ST Assembly Test Services Ltd Share Option
       Plan 1999.
--------------------------------------------------------------------------------
       SPECIAL BUSINESS - SPECIAL RESOLUTION
                                                              FOR     AGAINST
--------------------------------------------------------------------------------
7      To approve the amendment to Article 137 of the
       Articles of Association of the Company.
--------------------------------------------------------------------------------

                                                --------------------------------
Dated this ______ day of ____________ 2003.     Total Number of Shares Held
                                                --------------------------------


------------------------------------
Signature(s) of Shareholder(s)/Common Seal      --------------------------------
                                                IMPORTANT
*Please delete accordingly.                     Please read notes on the reverse

NOTES:-

1. Please insert the total number of ordinary shares ("Shares") held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for the Ninth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Ninth Annual General Meeting, in accordance with
     Section 179 of the Companies Act, Chapter 50 of Singapore.


GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Ninth Annual General Meeting, as certified by The Central Depository
(Pte) Limited to the Company.